Arrived Homes, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

November 27, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Kibum Park

Re:
Arrived Homes, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 45
Filed November 27, 2023
File No. 024-11325

Dear Mr. Park,

This letter is being submitted by Arrived Homes, LLC (the “Company”) in response to the comment letter dated October 13, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A POS (File No. 024-11325) submitted to the Commission on September 17, 2023 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 44 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Post-Qualification Amendment No. 44 to Offering Statement on Form 1-A

The Series Properties Being Offered, page 55

  We note your discussion on page 4 of the various third-party property managers that may be used. For each of the new series being offered, please revise to disclose the property manager applicable to that property. Please also ensure that the form of management agreements filed as exhibits correspond to the disclosed fees.

Response: In response to the Staff’s comment on October 13, 2023, the Company has revised the descriptions of each new series being offered to include the property manager applicable to such series. Additionally, we have revised and confirmed as necessary that the disclosed fees match those contained in the forms of management agreements for each property manager.
If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq., General Counsel